Man Shing Agricultural Holdings, Inc.
Unit 1005, 10/F, Tower B
Hunghom Commercial Centre
37 Ma Tau Wai Road, Hunghom
Kowloon, Hong Kong

August 31, 2011

Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Health Care Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Man Shing Agricultural Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 000-53146

Man Shing Agricultural Holdings, Inc. (the “Company”) hereby acknowledges that, in connection with the letter submitted by Loeb & Loeb LLP on behalf of the Company in response to comments issued by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 17, 2011 regarding the Company’s Annual Report on Form 10-K filed September 28, 2010:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAN SHING AGRICULTURAL HOLDINGS, INC.

By:	/s/ Shili Liu
Name:	Shili Liu
Title:	CEO, President and Chairman